UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 8)

                              HeadHunter.NET, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    422077107
            --------------------------------------------------------
                                 (CUSIP Number)

                              Barry J. Wagner, Esq.
                                 General Counsel
                               Omnicom Group Inc.
                          437 Madison Avenue, 9th Floor
                            New York, New York 10022
                                 (212) 415-3600
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 29, 2001
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             (Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.


                               (Page 1 of 4 Pages)

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CUSIP NO. 008447104             SCHEDULE 13/A                  Page 2 of 4 Pages
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     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         Omnicom Group Inc.
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     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a)  [_]
                                                          (b)  [_]
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     3   SEC USE ONLY

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     4   SOURCE OF FUNDS*
         OO
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     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)             [_]
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     6   CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
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                       7    SOLE VOTING POWER             928,500
    NUMBER OF         ----------------------------------------------------------
     SHARES            8    SHARED VOTING POWER           None
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER        928,500
    REPORTING         ----------------------------------------------------------
   PERSON WITH         10   SHARED DISPOSITIVE POWER      None
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     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON

         928,500
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     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                         [_]
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     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.6%
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     14  TYPE OF REPORTING PERSON*

         CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               (Page 2 of 4 Pages)

      This amendment amends and supplements the information set forth in the Statement on Schedule 13D filed on July 31, 2000 (as previously amended, the "Statement"), by Omnicom Group Inc. ("Omnicom") relating to common stock of HeadHunter.NET, Inc. ("HeadHunter") received in a business combination transaction. In addition to the Item specified below, each other item of the
Schedule 13D to which the information set forth below is relevant is amended thereby.

Item 5. Interest in Securities of the Issuer.

      On June 29, 2001, Omnicom sold 1.0 million HeadHunter common shares in an unsolicited broker's transaction for $4.4 million.

      Following the foregoing transaction, Omnicom beneficially owns 928,500 HeadHunter common shares, representing 4.6% of the outstanding shares. As a result, Omnicom is no longer subject to reporting beneficial ownership of HeadHunter common shares pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended.


                               (Page 3 of 4 Pages)

                                    SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct, and agrees that this Statement may be filed on behalf of the undersigned by Omnicom Group Inc.

                                            OMNICOM GROUP INC.

                                            By:  /s/ RANDALL J. WEISENBURGER
                                               ---------------------------------
                                                 Executive Vice President

June 29, 2001


                               (Page 4 of 4 Pages)